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EXHIBIT 5 - LEGAL OPINION

                   {WERNER & BLANK CO. L.P.A. LETTERHEAD}


April 9, 1998

Board of Directors
Southern Ohio Community Bancshares, Inc.
88 High Street
Glouster, OH  45732


RE:  S-4 Registration Statement for Shares of United Bancorp, Inc. Common Stock


Gentlemen:


We have acted as counsel to United Bancorp, Inc. (the "Company") in connection with the preparation of its S-4 Registration Statement to be filed on or about April 8, 1998, with the Securities and Exchange Commission, for the purpose of registering shares of the Company to be issued to shareholders of Southern Ohio Community Bancshares, Inc. ("Southern"), pursuant to the terms and conditions of a Merger Agreement dated as of February 9, 1998, (the "Agreement"). In connection with the filing of the Registration Statement, we are providing this opinion as to the shares to be registered under the Securities Act of 1933 and issued in connection with the Agreement.


We are of the opinion that the shares of common stock of the Company are duly authorized, and when issued in accordance with the terms of the Agreement, will be validly issued, fully paid and nonassessable.

This opinion is intended solely for your use and other than its inclusion in the Registration Statement of the Company and reference to it in the Proxy Statement-Prospectus issued in connection therewith, may not be quoted, circulated or copied without our express prior written consent.

Very truly yours,

/s/ Werner & Blank Co., LPA

Werner & Blank Co., L.P.A.